UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. )*

China Housing & Land Development, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

16939V103

(CUSIP Number)

Pingji Lu

1008 LIUXUE ROAD, BAQIAO DISTRICT

XI’AN, SHAANXI PROVINCE 710038 P.R. CHINA

86-29-83328813

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D	Page 2 of 8

CUSIP No. 16939V103

1	NAMES OF REPORTING PERSONS Pingji Lu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,034,505*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,034,505*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,034,505*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.47%
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Mr. Pingji Lu (“Mr. Lu” or the “Reporting Person”) became a greater than 5% beneficial owner of the common stock, par value $0.001 per share (the “Common Stock”), of China Housing & Land Development, Inc., a Nevada corporation (the “Issuer”), on the event date identified on the cover page to this Schedule 13D (the “Event Date”). As of the Event Date, the Reporting Person beneficially owned 3,539,500 shares of the Issuer’s Common Stock (which constituted approximately 17.17% of the shares of Common Stock outstanding as of December 31, 2006, as reported in the Issuer’s Annual Report on Form 10-KSB filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 2, 2007) and had (a) sole voting and sole dispositive power with respect to 3,539,500 shares of the Issuer’s Common Stock and (b) shared voting and shared dispositive power with respect to 0 share of the Issuer’s Common Stock. Subsequent to the Event Date, the Reporting Person acquired additional shares of the Issuer’s Common Stock as described below.

Schedule 13D	Page 3 of 8

As of July 2, 2008, the Reporting Person acquired 411,435 shares of the Issuer’s Common Stock and owned in the aggregate 3,950,935 shares of the Issuer’s Common Stock (which constituted approximately 12.79% of the shares of Common Stock outstanding as of September 30, 2008, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the SEC on December 23, 2008) and had (a) sole voting and sole dispositive power with respect to 3,950,935 shares of the Issuer’s Common Stock and (b) shared voting and shared dispositive power with respect to 0 share of the Issuer’s Common Stock.

As of July 17, 2009, the Reporting Person disposed 411,435 shares of the Issuer’s Common Stock and owned in the aggregate 3,539,500 shares of the Issuer’s Common Stock (which constituted approximately 11.40% of the shares of Common Stock outstanding as of August 12, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 12, 2009) and had (a) sole voting and sole dispositive power with respect to 3,539,500 shares of the Issuer’s Common Stock and (b) shared voting and shared dispositive power with respect to 0 share of the Issuer’s Common Stock.

As of March 26, 2014, the Reporting Person acquired 600,500 shares of the Issuer’s Common Stock and owned in the aggregate 4,457,999 shares of the Issuer’s Common Stock (which constituted approximately 12.93% of the shares of Common Stock outstanding as of May 15, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2014) and had (a) sole voting and sole dispositive power with respect to 4,457,999 shares of the Issuer’s Common Stock and (b) shared voting and shared dispositive power with respect to 0 share of the Issuer’s Common Stock.

The Reporting Person acquired 166,400 shares of the Issuer’s Common Stock on March 27, 2014 and an additional 272,106 shares of the Issuer’s Common Stock on March 28, 2014. As of March 28, 2014, the Reporting Person beneficially owned in the aggregate 4,896,505 shares of the Issuer’s Common Stock (which constituted approximately 14.20% of the shares of Common Stock outstanding as of May 15, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2014) and had (a) sole voting and sole dispositive power with respect to 4,896,505 shares of the Issuer’s Common Stock and (b) shared voting and shared dispositive power with respect to 0 share of the Issuer’s Common Stock.

The amounts reported on the cover sheet of this Schedule 13D reflect the Reporting Person’s beneficial ownership of the Issuer’s Common Stock as of the filing date of this Schedule 13D.

** Based on 34,848,158 shares of Common Stock of the Issuer as of June 10, 2014 as reported in the Issuer’s preliminary proxy statement on Schedule 14A filed by the Issuer with the SEC on August 26, 2014.

Schedule 13D	Page 4 of 8

Explanatory note: Notwithstanding the absence of a previously filed Schedule 13D by Mr. Lu, his beneficial ownership was disclosed in the Issuer’s annual proxy statement each year from 2009 to 2013, as well as the preliminary proxy statement filed on August 26, 2014 in connection with the Issuer’s special meeting. Mr. Lu has also filed various Form 4 reports from time to time under Section 16 of the Exchange Act to report transactions in the Common Stock.

Item 1.  Security and Issuer.

This Schedule 13D relates to the Common Stock of the Issuer. The Issuer’s principal offices are located at 1008 Liuxue Road, Baoqiao District, Xi’an, Shaanxi Province, 710038, the People’s Republic of China.

Item 2.  Identity and Background.

This Schedule 13D is being filed by Mr. Lu, Chairman of the Board of the Issuer. The business address for Mr. Lu is: 1008 Liuxue Road, Baoqiao District, Xi’an, Shaanxi Province, 710038, PRC. Mr. Lu is a citizen of People’s Republic of China.

During the period beginning 5 years prior to the Event Date through the date of filing this Schedule 13D, Mr. Lu has not, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

As of the date of filing this Schedule 13D, Mr. Lu may be deemed to beneficially own 5,034,505 shares of the Common Stock, as detailed in Item 5 below. Mr. Lu initially acquired the Common Stock through a combination of (i) a cashless share exchange on December 8, 2006, (ii) compensation packages in connection with his employment with the Issuer, and (iii) open market purchases using personal funds. With respect to shares that Mr. Lu acquired in the open market, the aggregate purchase price was approximately US$2,384,477.92.

Item 4.  Purpose of Transaction.

Mr. Lu has served as the Chairman of the Board since joining the Issuer in September 1999. Before January 12, 2009, Mr. Lu also served as Chief Executive Officer of the Issuer. He resigned as Chief Executive Officer of the Issuer on January 12, 2009 but has remained as Chairman of the Board. Mr. Lu acquired the shares of Common Stock beneficially owned by him through a combination of (i) a cashless share exchange on December 8, 2006, (ii) compensation packages for his services to the Issuer, and (iii) open market purchases using personal funds. The Issuer’s Common Stock reported as beneficially owned herein was acquired solely for investment purposes.

Except as disclosed in the preliminary proxy statement on Schedule 14A filed by the Issuer with the SEC on August 26, 2014, Mr. Lu does not currently have and, during the time in which Mr. Lu beneficially owned shares of the Common Stock, since the Event Date through the date of filing this Schedule 13D, did not have, any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)-(b) As of the date of filing this Schedule 13D, Mr. Lu beneficially owned 5,034,505 shares of the Common Stock, representing approximately 14.47% of the Issuer’s outstanding Common Stock based on 34,800,558 shares of Common Stock of the Issuer as of November 13, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with SEC on November 14, 2014. Of these 5,034,505 shares of the Common Stock, Mr. Lu had (a) sole voting and sole dispositive power with respect to 5,034,505 shares of the Common Stock and (b) shared voting and shared dispositive power with respect to 0 share of the Common Stock.

Schedule 13D	Page 5 of 8

(c) The following transactions in the Issuer’s Common Stock were effected by Mr. Lu in the 60 days prior to the Event Date through the date of filing this Schedule 13D:

Party Effecting Transaction	Transaction Date	Shares Acquired	Shares Disposed	Price Per Share[1]	Description of Transaction
Mr. Lu	12/08/2006	3,539,500	0	$0	Share Exchange[2]
Mr. Lu	07/02/2008	411,435	0	$0	2007 Share Compensation
Mr. Lu	07/17/2009	0	411,435	$0	Share Cancellation due to Valuation Adjustment Mechanism[3]
Mr. Lu	07/06/2009	59,999	0	$0	2008 Share Compensation
Mr. Lu	05/29/2012	120,000	0	$0	2011 Share Compensation
Mr. Lu	07/03/2013	138,000	0	$0	2012 Share Compensation
Mr. Lu	03/26/2014	600,500	0	$2.26	Open Market Purchase
Mr. Lu	03/27/2014	166,400	0	$2.38	Open Market Purchase
Mr. Lu	03/28/2014	272,106	0	$2.32	Open Market Purchase
Mr. Lu	06/05/2014	138,000	0	$0	2013 Share Compensation

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Issuer entered into a securities purchase agreement with private placement purchasers on May 9, 2007, pursuant to which in the event that the after-tax net income of the Issuer during the fiscal year 2007 was not less than US$16,300,000.00 but the after-tax net income of the Issuer during the fiscal year 2008 was less than US$35,800,000.00, as reported in the Issuer’s audited financial statements for the relevant fiscal year, the Issuer shall pay such private placement purchasers 510,000 management-held shares (shares mortgaged for the make-good provision payment). The Issuer’s net income in 2007 was US$16,686,116 but in 2008 it decreased to US$9,555,853. Because the Issuer failed to meet performance goal for fiscal year 2008, management-held shares were distributed to private placement purchasers, among which 411,435 shares were held by Mr. Lu. As of July 17, 2009, the Issuer completed the distribution of management-held shares to the private placement purchasers.

A “form of” the securities purchase agreement is attached as Exhibit 1 to this Schedule 13D. The full text of such agreement is incorporated herein by reference. The summary above is qualified in its entirety by reference to the full text of such agreement.

Except as otherwise described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Mr. Lu and any other person with respect to any securities of the Issuer.

1 Exclusive of brokerage commissions and fees.

2 Mr. Lu exchanged 500,000 shares of another company’s common stock for 3,539,500 shares of the Issuer’s Common Stock with a stockholder of the Issuer on December 8, 2006 without any cash consideration.

3 Pursuant to a securities purchase agreement between the Issuer and private placement purchasers on May 9, 2007.

Schedule 13D	Page 6 of 8

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1	Form of the Securities Purchase Agreement between the Issuer and private placement purchasers.

Schedule 13D	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2014

PINGJI LU

By: /s/ Pingji Lu Pingji Lu, Individually

Schedule 13D	Page 8 of 8

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1	Form of the Securities Purchase Agreement between the Issuer and private placement purchasers.